Filed by Google Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: On2 Technologies, Inc.

Registration Statement No.: 333-161858

This filing relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 4, 2009, among On2 Technologies, Inc. (“On2”), Google Inc. (“Google”), and Oxide Inc., a wholly owned subsidiary of Google, as amended.

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Google and On2 Agree to Amend Merger Agreement

CLIFTON PARK, NY and MOUNTAIN VIEW, Calif. (January 7, 2010) – On2 Technologies, Inc. (NYSE Amex: ONT) and Google Inc. (NASDAQ: GOOG) announced today that they have agreed to amend the merger agreement under which Google will acquire On2. Under the revised terms, each outstanding share of On2 common stock will receive 0.0010 of a share of Google Class A Common Stock for each share of On2 common stock, as previously announced by On2 and Google, plus an additional $0.15 per share in cash consideration.

The revisions to the terms of the merger agreement serve, in part, to address the fact that, since the acquisition was first announced in August 2009, the market value of Google’s Class A Common Stock has increased significantly while the value of the acquisition has remained fixed for On2’s stockholders. By increasing the consideration offered to On2’s stockholders by an additional $0.15 per share in cash, On2’s stockholders will receive additional value for their On2 common stock that Google and On2 believe better reflects the value that On2’s stockholders would have received had the acquisition closed closer to the time of its announcement in August 2009.

This increase in the consideration that Google is offering to On2’s stockholders constitutes Google’s final offer.

Google will file with the SEC a supplement to the definitive proxy statement/prospectus, dated November 3, 2009, that will describe the revisions to the merger agreement, including, among other things, the increase in the consideration, and will mail the same to all holders of record of On2 common stock as of the close of business on January 15, 2010, the new record date for the further adjourned Special Meeting of On2’s stockholders.

On2’s further adjourned Special Meeting will be reconvened at the Comfort Suites in Venetian Room II at 7 Northside Drive, Clifton Park, NY 12065, at 4:00 p.m. on Wednesday, February 17, 2010. At the reconvened Special Meeting, holders of On2 common stock as of the new record will be asked to consider and vote upon the merger proposal and, if necessary, the adjournment proposal, as set forth in the proxy statement/prospectus filed by Google.

On2’s board of directors approved the amendment to the merger agreement and recommends that On2’s stockholders approve the amended merger agreement and the merger proposal.

Stockholders who have questions about the merger, need assistance in submitting their proxy or voting their shares (or changing a prior vote of their shares) should contact On2’s proxy solicitor, Innisfree M&A Incorporated, toll-free at (877) 456-3488, or internationally at +1 (412) 232-3565.

About On2 Technologies, Inc.

On2 (NYSE Amex: ONT) creates advanced video compression technologies that power the video in today’s leading desktop and mobile applications and devices. On2 customers include Adobe, Skype, Nokia, Infineon, Sun Microsystems, Mediatek, Sony, Brightcove, and Move Networks. On2 Technologies is headquartered in Clifton Park, NY USA. For more information, visit www.on2.com or www.on2.cn.

About Google Inc.

Google’s innovative search technologies connect millions of people around the world with information every day. Founded in 1998 by Stanford Ph.D. students Larry Page and Sergey Brin, Google today is a top Web property in all major global markets. Google’s targeted advertising program provides businesses of all sizes with measurable results, while enhancing the overall Web experience for users. Google is headquartered in Silicon Valley with offices throughout the Americas, Europe and Asia. For more information, visit www.google.com.

Additional Information and Where to Find It

Google filed a Registration Statement with the SEC in connection with the proposed merger, which includes a Proxy Statement of On2 and also constitutes a Prospectus of Google. The definitive proxy statement/prospectus, dated November 3, 2009, was mailed to holders of On2 Common Stock identified as of October 20, 2009, which was the notice record date for the December 18, 2009 special meeting, and as of December 3, 2009, which was the voting record date for the December 18, 2009 special meeting. In addition, Google plans to file a prospectus supplement to the definitive proxy statement/prospectus, dated November 3, 2009, which will also be mailed to all holders of On2 Common Stock as of January 15, 2010, the new record date for the adjourned Special Meeting or, if applicable, will file a post-effective amendment to the Registration Statement. The Registration Statement, the proxy statement/prospectus and the prospectus supplement or, if applicable, the post-effective amendment to the Registration Statement contain important information about Google, On2, the proposed merger and related matters. Investors and security holders are urged to read the Registration Statement, as amended, the proxy statement/prospectus (including any amendments to it), and/or the prospectus supplement (if filed) carefully. Investors and security holders may also obtain free copies of the Registration Statement, as amended the proxy statement/prospectus, and/or the prospectus supplement (if filed) and other documents filed with the SEC by Google and On2 through the web site maintained by the SEC at www.sec.gov and by contacting Google Investor Relations at +1-650-253-7663 or On2 Investor Relations at +1-518-881-4299. In addition, investors and security holders can obtain free copies of the documents filed with the SEC on Google’s website at investor.google.com and on On2’s website at www.on2.com.

Forward-Looking Statements

This document includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding Google’s and On2’s ability to close the acquisition. These statements are based on the current expectations or beliefs of managements of Google Inc. and On2 Technologies, Inc., and are subject to uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to (1) changes in economic, business, competitive, technological and/or regulatory factors, (2) failure to receive the required stockholder approval for the acquisition, (3) failure to compete successfully in this highly competitive and rapidly changing marketplace, (4) failure to retain key employees, and (5) other factors affecting the operation of the respective businesses of Google and On2. More detailed information about these and other factors that may affect current expectations may be found in filings by Google or On2, as applicable, with the Securities and Exchange Commission, including their respective most recent Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Google and On2 are under no obligation to, and expressly disclaim any such obligation to, update or alter their respective forward-looking statements, whether as a result of new information, future events, or otherwise.

Contacts:

Investor Contact, Google:

Maria Shim

650.253.7663

marias@google.com

Media Contact, Google:

Andrew Pederson

650.214.6228

andrewpederson@google.com

Contact, On2:

Garo Toomajanian

518.881.4299

invest@on2.com

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